

Mail Stop 4628

July 14, 2017

Darcy Bomford
Chief Executive Officer
True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia VIT 9G1
Canada

> **Re: True Leaf Medicine International Ltd.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed July 10, 2017**
> **File No. 024-10679**

Dear Mr. Bomford:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. Specifically, it does not appear to include current financial statements in accordance with paragraphs (b) and (c) of Part F/S in Form 1-A. We will not perform a detailed examination of the offering statement and we will not issue comments.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Alixe B. Cormick, Esq.
Venture Law Corporation